UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Smart & Final Stores, Inc.

(Name of Subject Company (Issuer))

First Street Merger Sub, Inc.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

First Street Parent, Inc.

(Name of Filing Persons (Parent of Offeror))

Apollo Management IX, L.P.

(Names of Filing Persons (Other Person))

Common Stock, $0.001 par value

(Title of Class of Securities)

83190B101

(CUSIP Number of Class of Securities)

First Street Merger Sub, Inc.

c/o Apollo Management IX, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Kenny

Robert G. Robison

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$545,218,914.50	$66,080.53

*

Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the offer price of $6.50 per share of common stock, par value $0.001 per share (“Shares”), of Smart & Final Stores, Inc., a Delaware corporation (“Smart & Final”), by 83,879,833 Shares, which is the sum of (1) 76,489,536 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Smart & Final or on the adoption of the Merger Agreement (as defined below)), and (2) 7,390,297 Shares issuable upon the exercise of outstanding options granted under Smart & Final’s 2014 Stock Incentive Plan. The foregoing share figures have been provided by Smart & Final to the Offeror and are as of May 10, 2019, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒                    Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$66,080.53	Filing Party:	First Street Merger Sub, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	May 14, 2019

☐                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) filed by First Street Merger Sub, Inc., a Delaware corporation (the “Offeror”), First Street Parent, Inc., a Delaware corporation (“Parent”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management IX. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $6.50 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of April 16, 2019, by and among Smart & Final, Parent and the Offeror (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows.

The information set forth in Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following immediately after the third paragraph:

As of May 31, 2019, we are aware of one additional putative class action lawsuit challenging aspects of the Transactions, which was filed by a purported Smart & Final stockholder in the United States District Court for the District of Delaware. The complaint is captioned Thomas O’Shea v. Smart & Final Stores, Inc. et al., Docket No. 1:19-cv-01003 (filed May 30, 2019). The complaint names as defendants Smart & Final and the members of the Smart & Final Board. The complaint alleges, among other things, that Smart & Final and the Smart & Final Board violated provisions of the Exchange Act by making false and misleading statements in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescissory damages should the Transactions not be enjoined, a declaration from the court that the defendants violated federal securities laws, and an award of attorneys’ and experts’ fees. Smart & Final has disclosed in its Schedule 14D-9 that it believes that the allegations in the suit are without merit. If additional similar complaints are filed, absent new or different allegations that are material, Parent and the Offeror will not necessarily announce such additional filings. The full complaint is attached as Exhibit (a)(5)(D) to the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT INDEX

(a)(5)(D)

Class Action Complaint filed as of May 30, 2019 (Thomas O’Shea v. Smart & Final Stores, Inc., et al., Case No. 1:19-cv-01003) (incorporated by reference to Exhibit (a)(5)(M) of the Schedule 14D-9/A filed by Smart & Final on May 31, 2019).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST STREET MERGER SUB, INC.

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

FIRST STREET PARENT, INC.

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT IX, L.P.

BY: AIF IX Management, LLC, its General Partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

Dated: May 31, 2019

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